**HOLLY STREET SECURITIES, INC.**

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART HI**

**SEC FILE NO. 8-37792**

**YEAR ENDED DECEMBER 31, 2020**

**AND**

**REPORT OF INDEPENDENT REGISTERED**
**PUBLIC ACCOUNTING FIRM**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-37792 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Holly Street Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17014 New College Avenue; Suite 200-C
(No. and Street)

| Wildwood | MO | 63040 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Clayton, Jr. — 314-775-8866
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab & Company, PA
(Name – *if individual, state last, first, middle name*)

| 100 E. Sybella Avenue; Suite 130 | Maitland | FL | 32751 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Alan Clayton, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Holly Street Securities, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ERIC J OLWIG
Notary Public, Notary Seal
State of Missouri
Saint Charles County
Commission # 15382896
My Commission Expires 01-25-2023

Signature

President CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Holly Street Securities, Inc.**
**Index to the Financial Statements**
**December 31, 2020**

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Holly Street Securities, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Holly Street Securities, Inc. as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Holly Street Securities, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Holly Street Securities, Inc.'s management. Our responsibility is to express an opinion on Holly Street Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Holly Street Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Holly Street Securities, Inc.'s financial statements. The supplemental information is the responsibility of Holly Street Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

*Ohab and Company, PA*

We have served as Holly Street Securities, Inc.'s auditor since 2015.

Maitland, Florida

March 5, 2021

**Holly Street Securities, Inc.**
**Statement of Financial Condition**
**For the Year Ended December 31, 2020**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 24,500 |
| Other assets | | 3,250 |
| **Total Assets** | | 27,750 |
| | | |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **Liabilities:** | | |
| Accounts payable and accrued expenses | | 11,371 |
| **Total Liabilities** | | 11,371 |
| | | |
| **Stockholders' Equity:** | | |
| Additional paid in Capital | | 63,049 |
| Retained earnings | | (46,670) |
| **Total Stockholders' Equity** | | 16,379 |
| | | |
| **Total Liabilities and Stockholder's Equity** | $ | 27,750 |

*The accompanying notes are an integral part of these financial statements.*

**Holly Street Securities, Inc.**
**Statement of Operations**
**For the Year Ended December 31, 2020**

| | |
|---|---|
| **Revenues** | |
| Commission income - Mutual Funds and Trails | $ 5,110 |
| Interest income | 3 |
| **Total Revenues** | 5,113 |
| **EXPENSES:** | |
| Rent expense | 6,842 |
| Office expense | 67 |
| Telephone | 5,097 |
| Legal & professional fees | 31,499 |
| Regulatory expenses | 4,843 |
| Other expenses | 3,435 |
| **Total Expenses** | 51,783 |
| **Net Loss** | $ (46,670) |

*The accompanying notes are an integral part of these financial statements.*

**Holly Street Securities, Inc.**
**Statement of Changes in Stockholder's Equity**
**December 31, 2020**

| | | Stockholders' Equity |
|---|---|---|
| Balance, January 1, 2020 | $ | 43,049 |
| Capital contributions | | 20,000 |
| Net loss | | (46,670) |
| Balance, December 31, 2020 | $ | 16,379 |

*The accompanying notes are an integral part of these financial statements.*

**Holly Street Securities, Inc.**
**Statement of Cash Flows**
**Year Ended December 31, 2020**

| | | |
|---|---|---|
| **Cash Flows from Operating Activities:** | | |
| Net loss | | $ (46,670) |
| Adjustments to reconcile net loss to cash used by operating activities: | | |
| Increase in assets | | 18,220 |
| Increase in liabilities: | | |
| Accounts payable and accrued expenses | $ 1,373 | |
| Total adjustments | | 1,373 |
| **Net cash provided by operating activities** | | (27,077) |
| **Net increase in cash** | | (27,077) |
| **Cash, beginning of the year** | | 51,577 |
| **Cash, end of the year** | | $ 24,500 |
| **Supplemental disclosure:** | | |
| Cash paid for interest | | $ 0 |
| Cash paid for taxes | | $ 0 |

*The accompanying notes are an integral part of these financial statements.*

## 1. Organization and Nature of Business

Holly Street Securities Inc (the "Company") was reincorporated under new ownership under the laws of the State of Missouri on September 13, 2017 (see note 7). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is owned by HSS Holding Company LLC. Alan C. Clayton Sr., original owner of HSS Holding Company LLC, passed away in May 2019. His wife, Norma B. Clayton, inherited full ownership of HSS Holding Company LLC. Alan C. Clayton Jr. has joined the Company as the President & CEO.

The Company earns fees from customer transactions in Mutual Funds, Variable Annuities and Distributions. The Company does not receive, hold or owe customer funds or securities or carry customer accounts or trade securities.

## 2. Significant Accounting Policies

Basis of Presentation

The financial statements include only the accounts of the Company. The Company is engaged in a line of business as a securities broker-dealer, which is outlined in the membership agreement. This agreement shows the Company provides Mutual Funds and Variable Annuity products to clients.

Revenue Recognition

*Significant Judgments*. Revenue from contracts with customers includes variable annuity, mutual fund and distribution fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

*Commissions*. Commissions from the sale of mutual funds and variable annuities and 12b-1 fees are recognized as revenue at the point in time the associated service is fulfilled and funds are received. Commissions are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

*Distribution Fees*. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent that it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

**2. Significant Accounting Policies (continued)**

Income Taxes
The Company is a C-Corporation and files its tax returns annually. The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. If required, the Company will recognize the provisions for income taxes expense in the financial statements. As of December 31, 2020, the Company has not recorded a provision for income taxes, nor does the Company believe that it has taken any positions that would require the recording of any additional tax liability. The Company does not believe that there are any unrealized tax benefits that would either increase or decrease within the next year. It is the Company's policy to recognize interest and penalties in the provision for taxes.

As of December 31, 2020, the Company has approximately $70,985 of net operating loss carry-forward for federal income tax purposes. The resulting net prior period losses are available for future years and expire through 2031. Utilization of these losses may be severely or completely limited. There are no deferred tax assets or liabilities at December 31, 2020.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash & cash equivalents
The Company maintains cash balances at various financial institutions. The Company's accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 each. The Company's accounts at these institutions do not exceed the FDIC coverage limit.

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

**3. Net Capital Requirements**

Net Capital
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate net indebtedness to net capital shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $13,129, which was $8,129 in excess of its required net capital of $5,000. At its percentage of Aggregate Indebtedness to Net Capital .87 to 1.

**4. Leases**

The Company leases space on a month to month basis at a monthly cost of $565. This lease expires on November 30, 2021. In February 2016 the FASB issued ASU 2016-02, Leases - (Topic 842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its office lease and instead has elected to recognize the lease payments as lease cost on a straight line basis over the lease term. The lease cost for the 11 months in 2021 is $6,215.

## 5. Commitments & Contingencies

The Company was the subject of an administrative matter in 2020 before the New York State Department of Labor in which an indivisual sought alleged unpaid wages. The legal opinion of the Company's attorneys noted that the Company is a Missouri company which is not subject to New York labor laws and that the subject individual was not an employee. An earlier lawsuit by the same individual was dismissed by the court in 2019. It is not possible to determine the amount, if any, of any potential liability.

## 6. Company Conditions

The Company has a loss of $46,670 for the year ending December 31, 2020 and has received capital contributions from its owner for working capital. The Company's owner has represented that it intends to continue making capital contributions, as needed, to ensure the Company's continuing operations. The owner has the financial wherewithal to continue contributing, as required.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event the Company ceases to continue as a going concern.

## 7. Subsequent Events

Management has evaluated subsequent events through the date on which the financial statements were issued. Management is not aware of any subsequent events that require recognition or disclosure in the financial statements.

## SUPPLEMENTAL INFORMATION

## PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

## AS OF DECEMBER 31, 2020

**Holly Street Securities, Inc.**
**Computation of Net Capital Under S.E.C. Rule 15c3-1**
**of the Securities and Exchange Commission**
**As of December 31, 2020**

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Stockholders' equity | | $ 16,379 |
| Total stockholders' equity | | 16,379 |
| Less non-allowable assets & Prepaid Expenses | | (3,250) |
| **Net capital** | | 13,129 |
| **Computation of net capital requirement** | | |
| Aggregate indebtedness | 11,371 | |
| Minimum net capital requirements (6 2/3% of net aggregate indebtedness) | 758 | |
| Minimum dollar net capital required | 5,000 | |
| Net capital required (greater of above) | | (5,000) |
| Excess net capital | | $ 8,129 |
| **Ratio of aggregate indebtedness to net capital** | .87 to 1 | |

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2020.

*See independent auditors' report.*

## Holly Street Securities, Inc.

### Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3

### As of December 31, 2020

A computation of reserve requirements is not applicable to Holly Street Securities Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(1).

*See independent auditors' report.*

**Holly Street Securities, Inc.**

**Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3**

**As of December 31, 2020**

Information relating to possession or control requirements is not applicable to Holly Street Securities Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(1).

*See independent auditors' report.*

# Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Holly Street Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Holly Street Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Holly Street Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (exemption provisions) and (2) Holly Street Securities, Inc. stated that Holly Street Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Holly Street Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Holly Street Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

March 5, 2021

# HOLLY STREET SECURITIES, LLC

17014 New College Avenue; Suite 200-C
Wildwood, MO 63040
Telephone: (636) 422-8622
Fax: (636) 273-9676


## Holly Street Securities, Inc - Exemption Report

Holly Street Securities, Inc.is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, Holly Street Securities states the following:

1. The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(1).

2. The Company met the identified exemption provision without exception through the period ending December 31, 2020.

Holly Street Securities, Inc.

I, Alan Clayton, Jr, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Alan Clayton, Jr.

Date: 02/22/21